# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 10/20/2026
Amends the filing with accession number 0001398344-16-022328
Filed by CIK 0001413260
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Erik M. Herzfeld, et al. (CIK 0001413260): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 66,415; shared voting power 569,152; sole dispositive power 66,415; shared dispositive power 569,152; aggregate amount beneficially owned 635,567 (33.09% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 635,567 shares representing 33.09% of the 1,920,989 shares outstanding as reported by the issuer as of October 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 66,415 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 569,152 shares of common stock.
Transactions in the class effected during the past sixty days:
On October 8, 2026, through open market transactions, the Accounts sold 100 shares at $15.00. On October 9, 2026, through open market transactions, the Accounts sold 5,825 shares at $15.0306. On October 12, 2026, through open market transactions, the Accounts sold 208 shares at $14.9302.

Tender Offer: On October 20, 2026, Herzfeld Credit Income Fund, Inc. (the "Fund") announced the final results of a cash tender offer to purchase up to 5%, or 100,886 shares, of its outstanding shares of common stock (the "Shares") at 97.5% of the most recently determined net asset value ("NAV") per Share as of October 15, 2026, the expiration date (the "Tender Offer"). The Reporting Person individually properly tendered 71,413 Shares and the Accounts properly tendered 611,986 Shares prior to the expiration date of the Tender Offer. Under the terms and conditions of the Tender Offer, because the number of Shares properly tendered exceeded the number of Shares the Fund offered to purchase, the Fund purchased Shares properly tendered on a pro-rata basis, subject to rounding adjustment to avoid the purchase of fractional shares, of 6.99895%. That proration factor is the number of Shares purchased (100,886) divided by the number of Shares properly tendered by all participating stockholders of the Fund (1,441,647), subject to a rounding adjustment to avoid the purchase of fractional shares. On October 20, 2026, the Fund accepted for purchase 4,998 Shares of the Reporting Person tendered individually and 42,834 Shares tendered by the Accounts, in each case at $18.2033 per Share, which equals 97.5% of the Fund's most recently determined NAV per Share as of October 15, 2026. Payment for the accepted Shares was made on October 20, 2026.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Erik M. Herzfeld, et al.: /s/ Erik M. Herzfeld, Erik M. Herzfeld, President (10/22/2026)